Filed by KeyCorp
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Niagara Financial Group, Inc.
Filer's SEC File No.: 001-11302
Date: November 3, 2015

Explanatory Note: The following communication was provided to KeyCorp employees on KeyCorp’s internal website.

Joining Forces: Mooney, Crosby share

enthusiasm for bringing KeyBank and First

Niagara together

Joining Forces: Gary Crosby, President and CEO of First Niagara and CEO Beth Mooney

Yesterday, CEO Beth Mooney and Gary Crosby, President and CEO of First Niagara, hosted an all-employee Town Hall meeting in Buffalo, N.Y. A meeting was held with First Niagara employees earlier that same day.

The Town Hall celebrated the recently announced agreement to bring KeyCorp and First Niagara Financial Group together as one company. This agreement also creates a leading bank in Upstate New York, with a strong market presence in Buffalo, Albany, Syracuse, and Rochester and will also expand KeyBank’s footprint into Pennsylvania, Massachusetts, and Connecticut.

“It’s an exciting time for Key,” said Mooney. “This is a bright future for both of our companies and a transformational opportunity.”

Key is no stranger to New York state — the company was formed in Albany in 1825.

Mooney outlined the steps involved in creating the second largest bank acquisition since the financial crisis.

“We didn’t do it just to become bigger, but we believe we’re a unique fit and that we’ll be better together.” This union of Key and First Niagara will bring a combined 3 million clients and assets of $135 billion.

We have a complementary business — I see us as two companies with shared values,” Mooney said.

Mooney acknowledged that that our cultures, our relationship-based strategies and our collective commitment to the communities we serve are a great fit and we have a bright future together with First Niagara. Combining forces will create the 13th largest U.S. commercial bank.

First Niagara President and CEO Gary Crosby addressed employees at Key’s afternoon employee Town Hall.

“My team and I look forward to working with you over the coming weeks and months,” said Crosby in his opening remarks. “I hope you recognize how much our two organizations have in common.” He remarked that several banks were interested in First Niagara. After the bank reviewed its options and made several investments to move forward, in the end, “combining with another bank was the right thing to do.”

Crosby noted that Key and First Niagara share a proud tradition of community service and that First Niagara is 5000+ employees strong.

“KeyBank is all of the things that we aspire to be in our four-year strategy. We see you as a digitally-progressive, full-fledged commercial bank and that’s what we want to be. I believe the synergies we create in this combined effort will benefit our shareholders, clients and communities.”

He commented that Key brings “features and functonality” that would have taken several years for First Niagara to deliver.

About the new partnership, Crosby wittingly stated, “If you have to get married, this is a marriage made in heaven.”

Chris Gorman will step away from his duties as President of Key Corporate Bank to lead the merger and integration team. Key and First Niagara will be brought together around the fourth quarter of 2016. While Gorman leads this effort, Angela Mago and Randy Paine will assume shared responsibility as interim co-heads of the Corporate Bank, reporting directly to Beth Mooney.

“It’s early days,” Mooney noted and requested that employees “trust the process.” She remarked that it’s rare to have this unique opportunity and that often, things happen for a reason.

In making the decision to join forces with First Niagara, Mooney shared that “it was about our values, how we care about our employees and our communities — that mattered mightily.”

For more information

•	TAKE FIVE—“Better Together: KeyCorp and First Niagara Financial Group Join Forces to Become a Regional Powerhouse”
•	“Better together & playing to win” KeyNet page

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, KeyCorp will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of KeyCorp and First Niagara and a Prospectus of KeyCorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about KeyCorp and First Niagara, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from KeyCorp at investor.key.com or from First Niagara by accessing First Niagara’s website at www.firstniagara.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to KeyCorp Investor Relations at Investor Relations, KeyCorp, 127 Public Square, Mailcode OH-01-27-0737, Cleveland, Ohio 44114-1306, by calling (216) 689-3000, or by sending an e-mail to investor_relations@keybank.com or to First Niagara Investor Relations at 726 Exchange Street, Suite 618, Buffalo, New York 14210, by calling (716) 819-5669 or by sending an e-mail to investor@fnfg.com. In addition, KeyCorp and First Niagara use their respective Investor Relations websites and social media outlets as channels of distribution of material company information. Such information is accessible on KeyCorp’s and First Niagara’s Investor Relations websites, as well as on their respective Facebook pages and through their Twitter accounts and LinkedIn accounts.

KeyCorp and First Niagara and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of KeyCorp and First Niagara in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding KeyCorp’s directors and executive officers is contained in KeyCorp’s Proxy Statement on Schedule 14A, dated April 7, 2015, which is filed with the SEC. Information regarding First Niagara’s directors and executive officers is contained in First Niagara’s Proxy Statement on Schedule 14A, dated March 23, 2015, which is filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, KeyCorp’s and First Niagara’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in KeyCorp’s and First Niagara’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by KeyCorp and First Niagara shareholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the First Niagara business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of KeyCorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.